Exhibit 99.1

Westport Announces Intention to Acquire Certain Assets of Advanced Engine Components Limited of Australia

VANCOUVER, March 6, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that its wholly owned subsidiary, Westport Innovations (Australia) Pty Ltd., has entered into a business sale agreement (BSA) to purchase certain assets of Advanced Engine Components Limited (AEC) of Perth, Western Australia, for A$1.45 million (approximately US$1.6 million) to be paid in cash and assumed liabilities.  Upon successful completion of the transaction, Westport will acquire AEC's Australian business assets including its intellectual property, key contracts, inventory and fixed assets. Westport will also assume AEC's Australian leased facility and take on approximately 11 of AEC's employees.

Advanced Engine Components Limited is a publicly listed Australian company (ASX code: ACE) specializing in research, development and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to run on natural gas. AEC's engine component products are aimed at optimizing engine performance while lowering vehicle emissions and costs. Original equipment manufacturers (OEMs) that currently use AEC products include Tata Motors Limited.

Closing of the transaction is expected on or before March 31, 2012 and is subject to a number of closing conditions customary for transactions of this nature.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the intentions of Westport regarding AEC and the closing of the described AEC transaction, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market and customer opportunities, speed of adoption of natural gas for transportation and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to the fulfillment of required closing conditions, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:15e 06-MAR-12